UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For November 2015

Commission File No. 001-36488

MOKO Social Media Limited

320 King Street
Alexandria, VA 22314

(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES.)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒     Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-___

This Report of Foreign Private Issuer on Form 6-K and the attached exhibits shall be incorporated by reference into the Company’s effective Registration Statement on Form F-3, as amended and supplemented (Registration Statement No. 333-205656), filed with the Securities and Exchange Commission, from the date on which this Report is filed, to the extent not superseded by documents or reports subsequently filed or furnished by MOKO Social Media Limited under the Securities Act of 1933 or the Securities Exchange Act of 1934.

This report of foreign private issuer on Form 6-K/A amends the Form 6-K filed by MOKO Social Media Limited (“MOKO”) on November 5, 2015 (the “Original Report”) with respect to its previously announced underwritten public offering of 500,000 American Depositary Shares (“ADSs”), each representing forty (40) of its Ordinary Shares, at a public offering price of $1.70 per ADS, from which MOKO received proceeds of approximately $0.8 million, before deducting customary offering expenses.

In connection with the issuance of the ADSs, on October 29, 2015, MOKO entered into an Underwriting Agreement (the “Underwriting Agreement”) with Aegis Capital Corp. (“Underwriter”), pursuant to which MOKO agreed to issue and sell the ADSs to the Underwriter. The amount of ADSs delivered at the closing of the offering on November 5, 2014 pursuant to the Underwriting Agreement was amended to 500,000 from 1,500,000 to reflect the delivery of 40 million ordinary shares, no par value, in satisfaction of MOKO’s obligations under the underwriting agreement regarding such 1 million ADSs on Friday November 6, 2015, from which MOKO received proceeds of approximately $1.6 million, before deducting customary offering expenses. Accordingly, the estimated number of ADSs outstanding after the offering is 2,000,971. For a complete description of the terms and conditions of the Underwriting Agreement, please refer to such agreement which was attached to the Original Report as Exhibit 1.1.

On November 5, 2015, Addisons Lawyers issued its opinion, a copy of which is filed as Exhibit 5.1 to the Original Report, with respect to the legality of the issuance by MOKO of the Ordinary Shares underlying the ADSs and ordinary shares sold pursuant to the prospectus and the related prospectus supplement filed by the Company with the U.S. Securities and Exchange Commission on October 30, 2015.

Exhibits

1.1	Underwriting Agreement *
5.1	Opinion of Addisons Lawyers *
99.1	Appendix 3B
99.2	Cleansing Statement

*	Incorporated by reference to the similarly numbered exhibit to the Original Report.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOKO Social Media Limited

By: /s/ Ian Rodwell
Name: Ian Rodwell
Title: Chief Executive Officer

Dated: November 9, 2015